Exhibit 99.1

General Fusion Expands Executive Leadership with Appointment of David Janashvili as Chief Financial Officer

Seasoned power and clean technology executive brings deep experience in capital formation and financing first-of-a-kind projects

VANCOUVER, British Columbia – November 10, 2026 – General Fusion Group Ltd. (NASDAQ: GFUZ) ("General Fusion" or the "Company"), has appointed David Janashvili as Chief Financial Officer, effective November 30, 2026. David has two decades of finance and capital strategy experience in energy technology. Previously, David led climate tech investment banking at CIBC Capital Markets, and was a founding member of the Power, Utilities, and Infrastructure group at Moelis & Company. Throughout his career, David has advised public and soon-to-be public company boards and management teams. Most recently, he founded Surami Partners, a boutique strategy and corporate finance advisory firm serving emerging growth companies in clean tech and energy transition with a focus on complex transactions, AI integration, capital formation for growth rounds, and financing first-of-a-kind projects.

As Chief Financial Officer, David will have overall responsibility for General Fusion’s finance strategy and operations. Working with Senior Vice President of Finance, Rob Crystal, David will support General Fusion’s next phase of growth in key areas, including capital strategy, investor relations, financial reporting, legal, tax, and IT.

“David is an exceptionally versatile and accomplished strategic leader with a more than 20-year track record achieving value-creating results in the clean tech and energy transition sectors. His financial rigor, strategic clarity, and growth-orientation will be a significant asset as we execute our technology and commercialization roadmap and prepare to deliver clean, reliable fusion energy to the grid,” said Greg Twinney, Chief Executive Officer of General Fusion. “I also want to thank Rob Crystal for his exceptional financial leadership that has enabled us to fund the advancement of our technology and take the company public and look forward to his continued contributions at General Fusion."

About David Janashvili

Over approximately 20 years at CIBC, Moelis, Credit Suisse, and Bear Stearns, David has led more than $200 billion in M&A, restructuring, and capital markets transactions. His sector expertise covers power generation, energy storage, decarbonization of hard-to-abate industries, advanced and critical materials, distributed energy resources, and grid technology. After founding Surami Partners, David focused on strategy and capital formation, often paired with fractional CFO responsibilities. He is also an Advisory Board member at Sage Innovation Partners, a cleantech-focused debt and equity investor. David holds a BA summa cum laude in Economics and Mathematics from Illinois Wesleyan University and an MBA from the University of Chicago Booth School of Business.

“I’ve built my career in the power and cleantech sectors, and have extensive experience successfully executing financial, strategic, and capital market strategies that help bring novel technologies to market,” said David Janashvili. “Fusion has transformative potential, and I believe in the Company’s mission. I'm excited to support General Fusion’s path to commercializing practical, economical fusion energy."

About General Fusion

General Fusion (NASDAQ: GFUZ) is a fusion technology development company. The Company aims to deliver economical, carbon-free fusion energy through its practical Magnetized Target Fusion (“MTF”) technology, an engineering-driven approach to fusion energy. General Fusion's commercialization program is anchored by LM26, the world's first commercially relevant-scale MTF demonstration machine. The Company is working toward the commercial deployment of fusion power in the mid-2030s. General Fusion is the first publicly listed fusion company and TIME’s No. 1 GreenTech Company of 2026. For more information, visit generalfusion.com or follow General Fusion on LinkedIn, YouTube, and X.

Investor Relations Contact

Contact General Fusion’s Investor Relations team at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

Media Relations Contact

media@generalfusion.com

1-866-904-0995

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). All statements other than statements of historical facts contained herein are forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding its ability to commercialize Magnetized Target Fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of the LM26 program, the Company’s plan to operate a first-of-a-kind plant around 2035; statements regarding the expected market opportunity for fusion energy, as well as any information concerning possible or assumed future results of operations or financial position of the Company.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements involve a number of risks, uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that prior results are not successfully repeated on a larger scale; the risk that the scientific and technical assumptions underlying the results described herein prove to be incorrect; the risk that recent technical results do not prove to be as significant to the operation of LM26 as expected; the risk that the anticipated cost of funding the LM26 program across several planned technical milestones through the end of 2028 is greater than anticipated and additional capital needed by the Company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the private placement the Company closed on July 10, 2026; the risk of adverse changes in general economic, financial market and geopolitical conditions, including conditions affecting capital markets and the clean energy sector; the risk that we are unable to develop, demonstrate and commercialize MTF technology on the expected timeline or at all, including any failure to achieve the balance of technical objectives of the LM26 program; the risk that we are unable to begin operating a first-of-a-kind plant around 2035, or at all; the risk that fusion energy does not gain public acceptance, the risk that the scientific and technical assumptions upon which the Company’s MTF technology is based do not prove to be correct, risks associated with the Company’s status as a development-stage company with a history of losses, no revenue from commercial fusion energy operations and no assurance of achieving profitability; the risk that our competitors develop viable fusion technology sooner than we do, the risk of supply chain disruptions, the risk that key technical material and service inputs may not be available when required on reasonable terms or at all, the risk that we are unable to attract and retain qualified personnel with highly technical expertise, the risk that we are subject to negative publicity, the risk that our assessment of the total addressable market for fusion energy is incorrect, the risk of changes in the laws and regulations governing the Company’s research and development activities and in the regulation of fusion energy generally; the risk of fluctuations in foreign currency exchange rates, particularly fluctuations in the Canadian dollar relative to the U.S. dollar; the risk that the Company is unable to complete and successfully integrate any future acquisitions; the risk of increased competition from other fusion energy companies and from other clean energy, conventional energy and energy storage technologies; the risk of accidents, earthquake, fires, floods and other natural disasters, the risk that our information technology fails, the risk that our operating expenses are materially higher than forecast, the risk that we are unable to remediate material weaknesses in our internal controls or identify additional material weaknesses in the future, the risk that we are unable to adequately protect or enforce our intellectual property rights, the risk of third party claims that we are infringing or violating another person’s intellectual property rights, the risk that our intellectual property applications are not granted, the risk of a cyber event or privacy breach resulting in an interruption in operations or financial loss, the risk that the trading in our securities may be volatile due to limited volume and the release of a substantial number of Subordinate Voting Shares from a lock-up expiring 180 days after the closing date of our business combination in July 2026; the risk of substantial dilution upon a reduction in the exercise or conversion price of the Multiple Voting Shares and PIPE warrants issued in July 2026 in accordance with the terms thereof; the effectiveness of our internal controls and disclosure controls and procedures; risks arising as a result from the limited experience of certain members of our management team in operating a public company; the risk that the period during which we will qualify as an emerging growth company under the JOBS Act is reduced; and the risk of litigation, governmental or regulatory proceedings, investigations or inquiries.

The foregoing list is not exhaustive, and there may be additional risks that the Company does not know or currently believes are immaterial. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings by the Company with the U.S. Securities and Exchange Commission including those described under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

These forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including but not limited to: that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business.

In addition, these statements reflect the expectations, plans, and forecasts of the Company’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.